Exhibit 99.1

Aurora Cannabis Announces Filing of Prospectus Supplement for At-The-Market Offering Program

NASDAQ | TSX: ACB

EDMONTON, AB, Feb. 4, 2026 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian based leading global medical cannabis company, announced today that it has filed a prospectus supplement establishing a new at-the-market offering program (the "ATM Program") that allows the Company to issue and sell up to U.S.$100 million of common shares in the capital of the Company (the "Common Shares") from treasury to the public, from time to time, at the Company's discretion.

The Company intends to use the net proceeds from the Offering for strategic and accretive purposes only, including for increased cultivation capacity and M&A.

Any Common Share sales under the ATM Program will be made through "at-the-market distributions" as defined in National Instrument 44-102 – Shelf Distributions and sold through the NASDAQ Capital Market (the "NASDAQ") or another marketplace in the United States at the prevailing market price at the time of sale. Sales may also be made in privately negotiated transactions. No sales will be made through a stock exchange or stock market in Canada.

Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of a sales agreement dated February 4, 2026 among the Company and TD Securities (USA) LLC.

A prospectus supplement (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated February 14, 2025 (the "Base Shelf Prospectus") has been filed with the securities commissions or securities regulatory authorities in each of the provinces of Canada, except Quebec, and with the U.S. Securities and Exchange Commission (the "SEC") as part of the Company's registration statement on Form F-10 (the "Registration Statement") under the U.S./Canada Multijurisdictional Disclosure System. The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the ATM Program. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the other documents the Company has filed for more complete information about the Company and the ATM Offering before making an investment decision. Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR+ at www.sedarplus.ca and copies of the Prospectus Supplement and the Registration Statement will be available on EDGAR at www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aurora Cannabis

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves both medical and consumer markets across Canada, Europe, Australia, and New Zealand, with a strategic focus on high-margin opportunities and a medical-first approach. Aurora's portfolio of trusted, leading brands includes Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, Tasty's™, and Whistler Cannabis Co.™. The company also holds a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn. Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the timing and completion of the ATM Program and the expected use of proceeds of the ATM Program. These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and nongovernment consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated June 17, 2025 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 04-FEB-26